# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CollPlant Biotechnologies Ltd., CIK 0001631487
CUSIP: M2R51X124
Title of class of securities: Ordinary Shares, no par value (including Ordinary Shares represented by American Depositary Shares at a 1-to-1 ratio)
Address of issuer's principal executive offices: 4 Oppenheimer Street, Weizmann Science Park, Rehovot, Israel (L3), 7670104
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001740791

## Reporting persons
- Ami Sagy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 163,709; shared voting power 0; sole dispositive power 163,709; shared dispositive power 0; aggregate amount beneficially owned 163,709 (5.7% of the class)
  Comment: Row 11: The percent of class is based on 2,866,715 Ordinary Shares outstanding as of September 30, 2026, which information was provided by the Issuer to the Reporting Person upon the request of the Reporting Person, which reflects the Issuer's 1-for-10 reverse share split effective September 4, 2026.

## Item 1. Issuer
Name of issuer: CollPlant Biotechnologies Ltd.
Address of issuer's principal executive offices: 4 Oppenheimer Street, Weizmann Science Park, Rehovot, L3, 7670104

## Item 2. Person Filing
Name of person filing: Ami Sagy
Address of principal business office or, if none, residence: 66 Pinkas Street, Tel Aviv 62157, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 163,709
Percent of class: 5.7
Sole power to vote or to direct the vote: 163,709
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 163,709
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ami Sagy: /s/ Ami Sagy, Ami Sagy (10/08/2026)